                                   EXHIBIT 1
       FORM OF LETTER FROM THE COMPANY TO MEMBERS RELATING TO AMENDMENT
                           NO. 1 TO THE SCHEDULE TO
December 3, 2004

            RE:  BNY/Ivy Multi-Strategy Hedge Fund LLC ("Company")

Dear Member:

   We are writing to inform you of important information relating to the Company's offer ("Offer"), dated November 8, 2004, to purchase limited liability company interests in the Company ("Interest" or "Interests" as the context requires) from members of the Company ("Members").

   The purpose of this letter is to notify Members about the extension of the Offer.

Extension of Offer

   On November 8, 2004, the Company notified Members of its Offer to purchase Interests from Members at their net asset value (that is, the value of the Company's assets minus its liabilities, multiplied by the proportionate interest in the Company a Member desires to tender). The Offer was to remain open until 12:00 midnight, Eastern Time, on Wednesday, December 8, 2004, unless the Offer was extended. The Board of Managers ("Board") of the Company has determined to extend the expiration date of the Offer until 12:00 midnight, Eastern Time, Wednesday, December 15, 2004. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after Thursday, January 6, 2005, assuming their Interest has not been accepted for purchase by the Company on or before that date. The net asset value of the Interests will be calculated on December 31, 2004 ("Valuation Date").

Other Information

   Should you wish to tender your Interest or a portion of your Interest for purchase by the Company during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than December 15, 2004. If you do not wish to sell your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

   All tenders of Interests must be received by the Adviser, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by December 15, 2004. Mail and fax instructions are included in the Letter of Transmittal.

   Except as amended herein, all other terms of the Offer sent to you on November 8, 2004 shall remain the same.

   Should you have any questions, please feel free to contact your Account Executive or Global Fund Services at our Transfer Agent at (877) 470-9122.

                                          Sincerely,

                                          /s/ Steven Pisarkiewicz
                                          /s/ Steven Pisarkiewicz
                                          Steven Pisarkiewicz
                                          President
                                          BNY/Ivy Multi-Strategy Hedge Fund LLC